

For Immediate Release

**FORWARD INDUSTRIES REPORTS THIRD QUARTER RESULTS
WITH NET INCOME UP 94% ON A 10% SALES INCREASE**

Pompano Beach, FL, July 21, 2004 – Forward Industries, Inc. (Nasdaq:FORD), a designer and distributor of custom carrying case solutions, today announced results for the three and nine-month periods ended June 30, 2004.

Fiscal Third Quarter 2004 Highlights:

Compared to fiscal third quarter 2003

- Net sales increased 10% to $5.2 million.
- Income from operations grew 129% to $380,129.
- Net income rose 94% to $346,199, or $.05 per diluted share.

Fiscal Nine Month 2004 Highlights:

Compared to the nine months ended June 30, 2003

- Net sales grew 3% to $14.7 million.
- Income from operations increased 33% to $1.1 million.
- Net income rose 11% to $1.0 million, or $.16 per diluted share.

The tables accompanying this release set forth the Company's unaudited consolidated statements of income and balance sheets for the periods, which are derived from the Company's unaudited consolidated financial statements included in Form 10-QSB being filed today with the Securities and Exchange Commission.

Jerome E. Ball, Chairman and Chief Executive Officer of Forward, stated, "We achieved solid growth in our cell phone cases and accessories market, with sales up 70% in the third quarter over the 2003 third quarter. New sales to Nokia, as well as higher volume of Motorola products, both direct to Motorola and through our license agreement, were the factors in this increase. The strong performance in our cell phone segment more than offset a 19% decline in diabetic case sales, which we believe was principally the result of routine fluctuations in orders as well as change in product mix."

Mr. Ball continued, "During the quarter, we continued to aggressively pursue the market for laptop and handheld computer carrying solutions, and are pleased to report that we have seen preliminary positive interest from OEMs. We believe this market represents a substantial opportunity for the Company and look forward to reporting our progress in this regard."

Mr. Ball also stated, "Due to the Company's substantial operating leverage, operating income increased 129% in the quarter on a 10% sales increase. Importantly, each additional dollar of sales above the sales level in the third quarter of 2003 generated $.44 of operating income in the third quarter of 2004. We also further strengthened our financial position, which continues to provide a foundation for Forward's growth. We closed the quarter with $3.5 million in cash, no long-term debt or borrowings outstanding under our credit facilities, and working capital of $6.0 million."

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Mr. Ball concluded, "We remain very optimistic about Forward's outlook for continued growth based upon demand for our current products, our prospects for success in the laptop and handheld market, and the Company's significant operating leverage. We expect 2004 to be another solid year for the Company, and are enthusiastic as we look toward 2005."

About Forward Industries
Forward Industries, Inc. designs and distributes custom carrying case solutions primarily for cellular phones and home medical diagnostic equipment. The Company sells its products directly to original equipment manufacturers and also markets a line of Carry Solutions under the "Motorola" brand name. Forward's products can be viewed online at www.fwdinnovations.com and www.forwardindustries.com.

Statements in this press release other than statements of historical fact are "forward-looking statements." Such statements are subject to certain risks and uncertainties, identified from time to time in the Company's filings with the Securities and Exchange Commission that could cause actual results to differ materially from any forward-looking statements. These forward-looking statements represent the Company's judgment as of the date of the release. The Company disclaims, however, any obligation to update these forward-looking statements.

CONTACT:					-or-		**INVESTOR RELATIONS COUNSEL**
Forward Industries, Inc.						The Equity Group Inc.
Jerome E. Ball, CEO						Loren Mortman
(954) 419-9544							(212) 836-9604
								lmortman@equityny.com
								www.theequitygroup.com

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FORWARD INDUSTRIES, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended June 30,		Nine Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Net sales	$ 5,245,886	$ 4,758,073	$ 14,739,854	$ 14,353,273
Cost of goods sold	3,447,207	3,273,658	9,786,723	9,829,338
Gross profit	1,798,679	1,484,415	4,953,131	4,523,935
Operating expenses:				
Selling	800,630	736,533	2,209,963	1,988,542
General and administrative	617,920	581,768	1,635,575	1,701,126
Total operating expenses	1,418,550	1,318,301	3,845,538	3,689,668
Income from operations	380,129	166,114	1,107,593	834,267
Other income (expense):				
Interest expense	--	(4,759)	--	(7,448)
Interest income	4,762	3,111	8,955	7,949
Other income (expense)	(10,092)	11,248	5,692	107,626
Total other income (expense)	(5,330)	9,600	14,647	108,127
Income before provision (benefit) for income taxes	374,799	175,714	1,122,240	942,394
Provision (benefit) for income taxes	28,600	(2,600)	94,911	13,800
Net income	$ 346,199	$ 178,314	$ 1,027,329	$ 928,594
Net income per common and common equivalent share				
Basic	$ 0.06	$ 0.03	$ 0.17	$ 0.16
Diluted	$ 0.05	$ 0.03	$ 0.16	$ 0.16
Weighted average number of common and common equivalent shares outstanding				
Basic	6,204,808	5,773,441	6,110,321	5,790,374
Diluted	6,599,780	5,954,442	6,447,131	5,907,426

FORWARD INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS

	June 30, 2004 (Unaudited)	September 30, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,512,224	$ 2,125,300
Accounts receivable – net	3,349,499	3,460,085
Inventories	761,971	708,235
Prepaid expenses and other current assets	223,153	197,476
Deferred tax asset	58,700	58,700
Total current assets	7,905,547	6,549,796
Property, plant, and equipment - net	283,620	258,323
Deferred tax asset	331,300	331,300
Other assets	45,519	40,607
TOTAL ASSETS	$ 8,565,986	$ 7,180,026
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,312,588	$ 1,140,960
Accrued expenses and other current liabilities	565,442	743,450
Total current liabilities	1,878,030	1,884,410
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, 4,000,000 authorized shares, par value $.01; none issued	--	--
Common stock, 40,000,000 authorized shares, par value $.01; 6,739,731 and 6,502,731 shares issued at June 30, 2004 and September 30, 2003, respectively (including 529,090 and 527,090 held in treasury, respectively)	67,397	65,027
Paid-in capital	8,854,464	8,487,438
Accumulated deficit	(1,456,084)	(2,483,413)
	7,465,777	6,069,052
Less: Cost of shares in treasury	(777,821)	(773,436)
Total shareholders' equity	6,687,956	5,295,616
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,565,986	$ 7,180,026

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